UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Opthea Limited
(Name of Issuer)
Ordinary Shares, no par value and American Depositary Shares, each representing eight Ordinary Shares, no par value
(Title of Class of Securities)

68386J208
(CUSIP Number)

June 28, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 68386J208
1		Names of Reporting Persons
Regal Funds Management Pty Limited
2		Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3		SEC Use Only

4		Citizenship or Place of Organization
Sydney, Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
312,995,827 (1)
	7	Sole Dispositive Power

	8	Shared Dispositive Power
312,995,827 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person
312,995,827(1)
10		Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11		Percent of class represented by amount in row (9)
28.68%
12		Type of Reporting Person (See Instructions)
FI

___________________________

1 The number of shares beneficially owned includes: (i) 289,736,603 Ordinary Shares, no par value (“Ordinary Shares”) and (ii) 2,907,403 American Depositary Shares, each representing eight Ordinary Shares.

SCHEDULE 13G

CUSIP No. 68386J208
1		Names of Reporting Persons
Regal Partners Limited
2		Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3		SEC Use Only

4		Citizenship or Place of Organization
Sydney, Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power
312,995,827 (2)
	7	Sole Dispositive Power

	8	Shared Dispositive Power
312,995,827 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person
312,995,827(1)
10		Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11		Percent of class represented by amount in row (9)
28.68%
12		Type of Reporting Person (See Instructions)
FI

___________________________

2 The number of shares beneficially owned includes: (i) 28,736,603 Ordinary Shares, no par value (“Ordinary Shares”) and (ii) 2,907,403 American Depositary Shares, each representing eight Ordinary Shares.

Item 1.

(a)	Name of Issuer: Opthea Limited

(b)	Address of Issuer’s Principal Executive Offices: Level 4, 650 Chapel Street, South Yarra, Victoria 3141, Australia

Item 2.

(a)	Name of Person Filing: Regal Funds Management Pty Limited and Regal Partners Limited

(b)	Address of Principal Business Office or, if None, Residence: Level 47, Gateway, 1 Macquarie Place, Sydney NSW 2000

(c)	Citizenship: Australian

(d)	Title and Class of Securities: Ordinary Shares, no par value and American Depositary Shares, each representing eight Ordinary Shares, no par value

(e)	CUSIP No.: 68386J208

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☒ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a)	Amount Beneficially Owned: 312,995,827

(b)	Percent of Class: 28.68%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote: 312,995,827

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of: 312,995,827

Pursuant to Rule 13d-3(a)(2), Regal Funds Management Pty Limited (“Regal”) and Regal Partners Limited (by virtue of Regal Partners Limited being the 100% owner and controller of Regal Funds Management Pty Limited) are deemed to be the beneficial owners of 312,995,827 Ordinary Shares or 28.68% of the total 1,091,466,771 Ordinary Shares reported to be outstanding as of June 20, 2024 in Opthea Limited’s Appendix 2A filed with the Australian Securities Exchange on June 20, 2024, as a result of Regal being the trustee and/or manager and/or advisor of various investment trusts.

The number of shares beneficially owned includes: (i) 289,736,603 Ordinary Shares and (ii) 2,907,403 American Depositary Shares, which each represent eight Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable

Item 8.	Identification and classification of members of the group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief:

(i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11; and

(ii) the foreign regulatory scheme applicable to investment advisers with an Australian Financial Services Licence is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).

I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  3rd July 2024

/s/ Kenny Ho

Kenny Ho, Company Secretary, Regal Funds Management Pty Limited

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).